FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________).

Enclosure:

Acambis to announce third quarter results on 25 November 2002
Results for the third quarter ended 30 September 2002
Acambis successfully completes dengue vaccine trial
Schedule 11 notification of interests of directors and connected persons (3 December 2002)

Acambis to announce third quarter results on 25 November 2002
Results for the third quarter ended 30 September 2002
Quarterly results for the three months ended 30 September 2002
Group profit and loss account
Group statement of total recognised gains and losses
Quarterly results for the three months ended 30 September 2002
Group balance sheet
Reconciliation of movements in Group shareholders’ funds
Quarterly results for the three months ended 30 September 2002
Group cash flow statement
Analysis of net funds
Quarterly results for the three months ended 30 September 2002
Reconciliation of operating loss to net cash in/(out) flow from operating activities
Acambis successfully completes dengue vaccine trial
SCHEDULE 11
Increase in Directors’ Shareholdings
SIGNATURE

Acambis to announce third quarter results on 25 November 2002

Cambridge, UK and Cambridge, Massachusetts – 14 November 2002 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) will announce its results for the third quarter ended 30 September 2002 on Monday, 25 November.

The results announcement will be released at 7.00 am GMT. A conference call for analysts will be held at 9.30 am GMT. For details, contact Mo Noonan at Financial Dynamics on telephone number +44 (0) 20 7269 7116. An instant replay of the call will be available until midnight on Monday, 2  December on telephone number, UK: +44 (0) 20 8288 4459 and US: +1 703 736 7336. The pin code is 949602.

An audio webcast of the call will also be available via Acambis’ website at www.acambis.com. The webcast replay will be available until midnight on Tuesday, 25 February.

-ends-

Enquiries:

Acambis plc
Lyndsay Wright, Director of Communications	Tel: +44 (0) 1223 275 300

Financial Dynamics
Mo Noonan	Tel: +44 (0) 20 7831 3113

MacDougall BioCommunications
Kari Lampka	Tel: +1 (508) 647 0209

Notes to editors:

Acambis is a biopharmaceutical company discovering, developing and manufacturing vaccines to prevent and treat infectious diseases. It has operations in Cambridge, UK, and in Cambridge and Canton, Massachusetts, US. It has a broad portfolio of vaccine product candidates undergoing clinical trials and technology platforms that provide the basis for further vaccine product candidates.

This, and other news releases relating to Acambis, can be found on the Company’s website at www.acambis.com

Results for the third quarter ended 30 September 2002

Cambridge, UK and Cambridge, Massachusetts – 25 November 2002 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces its results for the third quarter ended 30 September 2002.

Chairman’s statement

As part of our ongoing commitment to improving communication with our stakeholders, today we are announcing our first quarterly financial report. We recognise that, for shareholders, access to timely, accurate information is of paramount importance and aim to meet their needs wherever possible. Our quarterly reports will provide a financial update together with other business and research and development (“R&D”) highlights. We will continue to provide comprehensive progress reviews when we report the full-year and half-year financial results.

Smallpox vaccines

Clinical trials

We are developing two new smallpox vaccines under two contracts with the US Government agency, the Centers for Disease Control and Prevention (“CDC”). Clinical trial programmes for each of the two vaccines are being undertaken during 2002 and 2003.

Having completed two Phase I trials of ACAM1000, we are currently undertaking Phase II trials prior to moving into Phase III in 2003. Development and production of the ACAM1000 smallpox vaccine relates to our first US Government contract, which dates from September 2000 and was accelerated and expanded in October 2001.

We have fully recruited the required number of subjects for a Phase I trial of ACAM2000, the vaccine that we are developing and manufacturing under our second US Government contract, dating from November 2001. As with ACAM1000, we expect to move through Phase II and Phase III trials in 2003.

Vaccine production

We continue to be restricted on the information we can disclose about quantity or timing of delivery of smallpox vaccine. However, we can state that we are continuing the process of producing final, filled and kitted smallpox vaccine for the US stockpile.

As we stated previously, the reported level of revenue in each period is significantly affected by the timing of deliveries of the final vaccine product to the CDC. Our previous guidance in respect of the level of revenue the Group anticipated recording in 2002 from our second smallpox vaccine contract with the CDC was between $100m and $140m for 2002 and between $210m and $250m for 2003.

Recently there was a short delay in in-process batch testing. Whilst this issue has now been resolved, and action has been taken to avoid any future delays, including securing additional testing capacity, this will cause some revenue to move from 2002 to 2003. We now expect the revenue range to be between $70m and $90m in 2002 and between $250m and $290m in 2003. We still anticipate total contract revenue receivable of $428m and for profit margins to be in accordance with previous guidance.

Other government contracts

In addition to the two contracts we have with the US Government for the provision of smallpox vaccine, we are actively marketing our vaccine to other governments around the world. We are pleased to announce that, in conjunction with our marketing partner, Baxter, we have accepted orders from two other governments. These are small in comparison with the US contracts but significant in that they validate our product and approach.

Research and development update

Arilvax®

We have completed recruitment for the Phase III paediatric trial that we are conducting in Peru of the yellow fever vaccine, Arilvax. Following analysis of data from this trial, we expect to submit a Biologics License Application to the US Food and Drug Administration in the first half of 2003.

ChimeriVax-JE

We plan to start a Phase II study in Australia early in 2003. This trial will provide additional safety and efficacy data and will investigate the duration of immunity of our vaccine against Japanese encephalitis. Work is also continuing on process development and scale-up activities to manufacture vaccine for Phase III clinical trials.

ChimeriVax-Dengue

We have announced today results from a successful Phase I trial that was undertaken as part of our project to develop a vaccine against the virus that causes dengue fever (see separate news release). This initial Phase I trial was of one of the four components (ChimeriVax-DEN2) that make up our ChimeriVax-Dengue vaccine. The 56-subject trial tested the safety and immunogenicity of ChimeriVax-DEN2 in healthy adult volunteers. Preliminary findings from the trial show that ChimeriVax-DEN2 was well-tolerated at both of the dose levels tested. 100% of subjects developed neutralising antibodies to the homologous Dengue 2 virus serotype within one month of vaccination and 96% developed neutralising antibodies to a wild-type Dengue 2 virus. There were no serious adverse events. A Phase I trial of our tetravalent (four-component) ChimeriVax-Dengue vaccine will be undertaken in 2003.

ChimeriVax-West Nile

In September, we presented data from pre-clinical trials of our vaccine against West Nile virus at the 42nd Interscience Conference on Antimicrobial Agents and Chemotherapy (ICAAC) in San Diego. The data showed that the vaccine was safe and induced high levels of neutralising antibodies. The pre-clinical trials also demonstrated the ability of ChimeriVax-West Nile to protect against challenge with wild-type West Nile virus. A Phase I trial of our vaccine candidate will be undertaken in the first half of 2003.

HolaVax-Typhoid

Process development and manufacturing of our oral typhoid vaccine by our partners, Berna Biotech, is nearing completion and a clinical “bridging” trial will begin in the first half of 2003.

HolaVax-ETEC

We have initiated a proof-of-principle challenge study in the US of the first of the five components of our HolaVax-ETEC vaccine against E. coli-related travellers’ diarrhoea. The trial aims to test the effectiveness of this component in protecting vaccinated volunteer subjects when exposed to “wild-type” ETEC. The first of a series of Phase I trials to test the other four strains in our pentavalent vaccine will begin early next year.

H.    pylori

Clinical trials of both orally administered and injectable vaccines have been successfully completed. We are now in a position to identify the optimal vaccine candidate to take into further clinical development.

C.    difficile

We are exploring two different products to prevent and/or treat C. difficile-associated diarrhoea (“CDAD”). This condition is caused by two toxins, A and B, which are produced by C. difficile bacteria. Both our approaches make use of a toxoid vaccine comprising inactivated C. difficile toxins. Our first approach is a passive vaccination strategy: professional plasma donors are vaccinated with the toxoid vaccine and the antibodies they generate are collected in the form of hyperimmune globulin and purified to create a passive vaccine with which CDAD sufferers can be treated. The second approach uses the toxoid vaccine as an active vaccine for the protection of “at risk” populations.

We have been conducting both a plasma donor stimulation trial for the passive vaccine approach and an exploratory trial of the active vaccine. Serology data from initial subjects enrolled in the plasma donor stimulation trial indicated that the plasma donors were generating a lower level of antibodies than had been anticipated from previous Phase I trial data. Our initial conclusions are that the toxoid vaccine, which was produced several years ago, has lost some of its potency. Consequently, we have decided not to proceed further with the current donor stimulation trial, but we are now aggressively pursuing manufacture of new toxoid vaccine and expect to return to clinical trials around the end of 2003.

We have seen encouraging results from the exploratory trial of the active vaccine. The trial included three small groups comprising healthy young volunteers, healthy elderly volunteers and “relapsers” who were suffering from recurring bouts of CDAD. As would be expected given the reduced potency of the toxoid vaccine, results from the first two groups showed lower antibody titres than were reported in our Phase I trial. However, all three subjects in the relapser group have been able to stop antibiotic treatment without recurrence of disease. Although these are preliminary data in a small subject group, it is a positive response and may indicate that only a low level of antibodies is required for protection.

Financial review

The financial results for the three months ended 30 September 2002 (“Q3”) are presented below. Unless otherwise stated, the comparative figures in parentheses relate to the equivalent three-month period in 2001.

Trading results

Revenue for Q3 increased to £13.8m (2001 — £2.2m) and arose primarily from the two ongoing smallpox vaccine contracts. Activity on the first contract increased this year, thereby generating higher revenues as the contract is funded on a cost-plus basis. In addition, at the start of this year we began to record revenue from the second contract. Together these increases gave rise to the sharp increase in turnover over 2001 comparatives. We expect revenue to continue to increase in the final quarter of 2002 as further revenues from the second contract are recorded.

Cost of sales, representing only costs incurred on the two smallpox vaccine contracts, increased as a result of increased revenues to £10.1m for Q3 (2001 — £1.3m).

Expenditure on R&D in Q3 increased to £3.8m (2001 — £3.3m). During the period, we continued to expense certain reactivation costs in relation to our manufacturing plant, which in future periods we anticipate will be classified as cost of sales as the full plant is utilised for production. In addition expenditure on our internally funded projects increased marginally as the products within our pipeline progress through clinical development.

Administrative costs, including amortisation of goodwill, increased to £1.1m (2001 — £0.9m), reflecting increased headcount over 2001. Interest receivable for Q3 remained constant at

£0.2m (2001 — £0.2m), whilst interest payable increased to £0.3m (2001 — £0.1m) as a result of the finance lease facility secured in December 2001 for the reactivation of the Canton manufacturing plant. Interest on this facility continues to be accrued until 2003 when repayment of interest will commence. During Q3 an exchange gain of £0.1m (2001 — £0.2m) was recorded as a result of the revaluation of the amounts outstanding under our two US dollar-denominated facilities: for the Canton plant and our Arilvax® programme.

The net loss for Q3 reduced to £1.3m (2001 — £3.1m) as a result of increased revenues under our smallpox vaccine programmes. As a result of the continued loss-making position of the Group, a taxation liability has not yet arisen. The Group anticipates profitability for the full year of 2002, but it does not expect this to give rise to a current tax liability in view of the availability of tax losses from earlier years.

Capital expenditure

Capital expenditure for Q3 increased significantly, with additions of £5.5m (2001 — £2.1m) being recorded. The majority of expenditure continues to relate to the investment to reactivate our manufacturing plant. We anticipate that expenditure to complete the reactivation of the plant will continue during the remainder of the year and through the first half of 2003.

Balance sheet highlights

i)     Cash

Cash at bank and in hand at 30 September 2002 amounted to £19.2m (31 December 2001 — £22.2m). During the first nine months of 2002, we received funding from the second smallpox contract with the US government agency, the Centers for Disease Control and Prevention (“CDC”), as well as cash from Baxter in relation to its equity subscription. These cash flows were more than offset by the significant expenditure that was incurred during the year for the production of doses of smallpox vaccine, the cash for which had not been received at 30 September 2002.

ii)     Stock/creditors

Stock held at 30 September 2002 amounted to £47.0m (2001 — £nil). This balance represents work-in-progress in relation to work being carried out under the second CDC contract. Payments for certain stock items will not take place until after delivery of the vaccine stocks to the CDC. This results in a substantial increase in trade creditors to £38.0m (31 December 2001 — £3.7m). The levels of both stock and creditors reduce as deliveries of smallpox vaccine take place.

iii)     Creditors: amounts falling due within one year — deferred income

Our adopted method for recognising revenue for the second contract with the CDC continues to give rise to a significant difference between income received and reported revenue. At 30 September 2002, the amount recorded as deferred income under this second contract was around £25m.

iv)     Lease financing and overdraft facilities

During the first nine months of 2002, we did not make any drawdowns from the financing facility secured via Baxter in December 2001 in respect of the reactivation of the Canton plant. The balance on the facility at 30 September 2002 was £14.1m (balance at December 2001 — £14.3m). We do not anticipate making any further drawdowns from this facility during the remainder of the year. Unpaid interest on the facility continues to be rolled into the outstanding balance. The balance on the Arilvax® overdraft facility at 30 September 2002 was £4.5m (31 December 2001 — £4.8m). Net funds of the Group at 30 September 2002 decreased to £0.7m (31 December 2001 — £3.1m), the reduction being as a result of the decrease in the level of cash held.

Outlook

As stated in our Interim results announcement on 18 September 2002, we anticipate that the revenues being derived from the smallpox vaccine contracts will result in Acambis achieving its maiden profit in 2002.

Alan Smith
Chairman

This results statement was agreed by the Board of Directors on 22 November 2002.

A conference call for analysts will be held at 9.30 am GMT today. For details, contact Mo Noonan at Financial Dynamics on telephone number +44 (0) 20 7269 7116. An instant replay of the call will be available until midnight on Monday, 2 December on telephone number, UK: +44 (0) 20 8288 4459 and US: +1 703 736 7336. The pin code is 949602. An audio webcast of the call will also be available via Acambis’ website at www.acambis.com.

Enquiries:

Acambis plc Dr John Brown, Chief Executive Officer Lyndsay Wright, Director of Communications Gordon Cameron, Chief Financial Officer	Today: +44 (0) 20 7831 3113 Thereafter: +44 (0) 1223 275 300 Today: +44 (0) 20 7831 3113 Thereafter: +1 (617) 494 1339

Financial Dynamics
David Yates/Fiona Noblet	Tel: +44 (0) 20 7831 3113

MacDougall BioCommunications
Doug MacDougall/Kari Lampka	Tel: +1 (508) 647 0209

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials and other product development and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the most recently ended fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Notes to editors:
Acambis is a biopharmaceutical company discovering, developing and manufacturing vaccines to prevent and treat infectious diseases. It has operations in Cambridge, UK, and in Cambridge, Massachusetts, US. It has a broad portfolio of vaccine product candidates undergoing clinical trials and technology platforms that provide the basis for further vaccine product candidates.

This, and other news releases relating to Acambis, can be found on the Company’s website at www.acambis.com

Quarterly results for the three months ended 30 September 2002

Group profit and loss account

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended	Year
	30 Sept	30 Sept	30 Sept	30 Sept	ended
	2002	2001	2002	2001	31 Dec 2001
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
	£'000	£'000	£'000	£'000	£'000

Turnover	13,773	2,222	26,694	5,277	8,914
Cost of sales (note 2)	(10,134)	(1,327)	(18,802)	(2,801)	(5,063)

Gross profit	3,639	895	7,892	2,476	3,851
Research and development costs	(3,846)	(3,344)	(11,975)	(8,409)	(12,594)
Administrative costs (including amortisation of goodwill)	(1,083)	(944)	(3,142)	(2,404)	(3,499)

Operating loss	(1,290)	(3,393)	(7,225)	(8,337)	(12,242)
Share of loss of joint venture	(48)	(84)	(171)	(322)	(410)

Total operating loss before exceptional items (Group and joint venture)	(1,338)	(3,477)	(7,396)	(8,659)	(12,652)
Exceptional items:
Amounts written off fixed asset investment	—	—	—	(423)	(423)

Loss on ordinary activities before finance charges	(1,338)	(3,477)	(7,396)	(9,082)	(13,075)

Interest receivable	220	226	555	731	857
Interest payable and similar charges	(296)	(49)	(939)	(185)	(214)
Exchange gain/(loss) on foreign currency borrowings	122	216	346	(77)	(126)

Loss on ordinary activities before taxation	(1,292)	(3,084)	(7,434)	(8,613)	(12,558)

Taxation	—	—	—	—	131

Loss on ordinary activities after taxation (being retained loss for the period)	(1,292)	(3,084)	(7,434)	(8,613)	(12,427)

Loss per ordinary share (basic and fully diluted, note 3)	(1.4)p	(3.3)p	(7.8)p	(9.4)p	(13.7)p

Group statement of total recognised gains and losses

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended	Year
	30 Sept	30 Sept	30 Sept	30 Sept	ended
	2002	2001	2002	2001	31 Dec 2001
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
	£'000	£'000	£'000	£'000	£'000

Loss for the period	(1,292)	(3,084)	(7,434)	(8,613)	(12,427)
Gain/(loss) on foreign currency translation	60	924	1,553	(83)	(314)

Total recognised gains and losses for the period	(1,232)	(2,160)	(5,881)	(8,696)	(12,741)

Quarterly results for the three months ended 30 September 2002

Group balance sheet

	As at	As at
	30 Sept 2002	31 Dec 2001
	(unaudited)	(audited)
	£'000	£'000

Fixed assets
Goodwill	13,943	14,845
Tangible assets	19,221	12,255
Investment in joint ventures:
- share of assets	—	915
- share of liabilities	—	(848)

	—	67
Other investments	1,640	1,640

	34,804	28,807

Current assets
Stock	46,965	—
Debtors: amounts receivable within one year	13,467	7,542
Debtors: amounts receivable after one year	6,228	6,235
Cash and liquid resources	19,190	22,213

	85,850	35,990

Creditors: amounts falling due within one year	(72,093)	(16,603)

Net current assets	13,757	19,387

Total assets less current liabilities	48,561	48,194

Creditors: amounts falling due after one year	(19,275)	(20,534)

Provisions for liabilities and charges
Investment in joint ventures:
- share of assets	963	—
- share of liabilities	(1,177)	—

	(214)	—

Net assets	29,072	27,660

Capital and reserves
Called-up share capital	9,835	9,308
Share premium account	87,364	80,598
Profit and loss account	(68,127)	(62,246)

Shareholders’ funds — all equity	29,072	27,660

Reconciliation of movements in Group shareholders’ funds

	Nine months
	ended	Year ended
	30 Sept 2002	31 Dec 2001
	(unaudited)	(audited)
	£'000	£'000

Retained loss for the period	(7,434)	(12,427)
Gain/(loss) on foreign currency exchange	1,553	(314)
New share capital subscribed	7,293	4,262

Net increase/(decrease) in shareholders’ funds	1,412	(8,479)
Opening shareholders’ funds	27,660	36,139

Closing shareholders’ funds	29,072	27,660

Quarterly results for the three months ended 30 September 2002

Group cash flow statement

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended	Year
	30 Sept	30 Sept	30 Sept	30 Sept	ended
	2002	2001	2002	2001	31 Dec 2001
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
	£'000	£'000	£'000	£'000	£'000

Net cash in/(out) flow from operating activities	(3,662)	(3,727)	162	(8,312)	(7,959)

Returns on investments and servicing of finance
Interest received	220	277	555	1,092	1,219
Interest paid	(23)	(110)	(69)	(194)	(224)

	197	167	486	898	995

Capital expenditure and financial investment
Purchase of tangible fixed assets	(5,463)	(2,132)	(9,989)	(3,057)	(8,427)
Funds advanced to joint venture	—	—	—	(238)	(520)

	(5,463)	(2,132)	(9,989)	(3,295)	(8,947)

Cash outflow before management of liquid resources and financing	(8,928)	(5,692)	(9,341)	(10,709)	(15,911)

Management of liquid resources	(5)	17,484	5	19,839	19,834

Financing
Net proceeds from issue of new shares:
– Baxter subscription	—	—	6,954	3,477	3,477
– Other	256	—	339	96	785
Long term loan facility	—	(34)	—	(47)	—
Capital element of finance lease payments	—	(13)	—	(13)	(13)
Proceeds from new finance lease commitment	—	—	—	—	12,738

	256	(47)	7,293	3,513	16,987

(Decrease)/increase in cash for the period	(8,677)	11,745	(2,043)	12,643	20,910

Analysis of net funds

			Non-cash
	1 Jan		movements	Exchange	30 Sept
	2002	Cash flow	(note 4)	movement	2002
	£'000	£'000	£'000	£'000	£'000

Cash	22,093	(2,043)	—	(967)	19,083
Liquid resources	120	(5)	—	(8)	107
Overdraft facility	(4,810)	—	—	358	(4,452)
Finance leases	(14,299)	—	(870)	1,117	(14,052)

Net funds	3,104	(2,048)	(870)	500	686

Quarterly results for the three months ended 30 September 2002

Reconciliation of operating loss to net cash in/(out) flow from operating activities

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended	Year
	30 Sept	30 Sept	30 Sept	30 Sept	ended
	2002	2001	2002	2001	31 Dec 2001
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
	£'000	£'000	£'000	£'000	£'000

Operating loss	(1,290)	(3,393)	(7,225)	(8,337)	(12,242)
Depreciation and amortisation	745	499	1,787	1,523	1,942
(Increase)/decrease in debtors	(2,956)	(3)	(7,444)	545	(3,685)
Increase/(decrease) in creditors	12,469	(848)	61,782	(2,174)	5,685
Increase in stock	(13,150)	—	(50,772)	—	—
Other	520	18	2,034	131	341

Net cash in/(out) flow from operating activities	(3,662)	(3,727)	162	(8,312)	(7,959)

Notes

1.     Basis of preparation

The financial information for the three and nine months ended 30 September 2002 is unaudited, and has been prepared in accordance with the accounting policies set out in the Annual Report for the year ended 31 December 2001. The financial information for the three and nine months ended 30 September 2001 is also unaudited. The financial information relating to the year ended 31 December 2001 does not constitute full accounts within the meaning of Section 240 of the Companies Act 1985. This has been extracted from the full report for that year which has been filed with the Registrar of Companies. The report of the auditors on these accounts was unqualified. The Board approved the financial statements for the year ended 31 December 2001 on 15 April 2002.

2.     Cost of sales

The Group classifies costs which are directly attributable to funded research and vaccine manufacture programmes as cost of sales, rather than as research and development expenditure, as the Directors believe that this classification more appropriately reflects the nature of the arrangements the Group has entered into. This reclassification has been applied to the two smallpox contracts and the financial information for 2001 has been re-presented so that cost classifications are shown on a comparable basis.

3.     Loss per ordinary share

The loss per ordinary share on the Group loss for the three and nine months ended 30 September 2002 is based on a Group loss of £1.3 million and £7.4 million respectively (September 2001 - £3.1 million and £8.6 million respectively; December 2001 — £12.4 million) and has been calculated on the weighted average of 95,279,335 and 95,271,375 respectively (September 2001 - 92,316,122 and 91,241,119 respectively; December 2001 – 91,027,463) ordinary shares in issue and ranking for dividend during the period.

4.     Non-cash movements

In December 2001 the Group entered into a lease-financing arrangement with Baxter in respect of our manufacturing facility. During the nine-month period to 30 September 2002 interest payable on the finance lease was charged to the Group profit and loss account with the corresponding amount increasing the lease finance obligation. Under the terms of the arrangement no repayments are due to Baxter during the first year.

Acambis successfully completes dengue vaccine trial

Cambridge, UK and Cambridge, Massachusetts – 25 November 2002 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces it has successfully completed a Phase I trial in its development of a vaccine against the virus that causes dengue fever.

This initial Phase I trial tested in 56 healthy adult volunteers the safety, tolerability and immunogenicity of one of the four components in Acambis’ ChimeriVax-Dengue vaccine. The component tested is known as ChimeriVax-DEN2 as it is targeted against the Dengue 2 serotype.

The trial incorporated several elements:

>	a randomised, double-blind element in 42 volunteers compared the safety and immunogenicity of ChimeriVax-DEN2 at two dose levels with a licensed yellow fever vaccine, YF-VAX®. All these volunteers had not previously had contact with yellow fever; and

>	an open-label portion of the trial included 14 volunteers who had previously received a yellow fever vaccine. They were vaccinated with ChimeriVax-DEN2 to test whether prior immunity to yellow fever would inhibit the response to ChimeriVax-DEN2. This is because the ChimeriVax technology from which ChimeriVax-DEN2 was developed employs an attenuated yellow fever virus as a backbone.

The preliminary findings from the trial are as follows:

>	ChimeriVax-DEN2 was well-tolerated at the two dose levels tested;

>	there were no serious adverse events;

>	100% of subjects developed neutralising antibodies to the homologous Dengue 2 serotype virus within one month of vaccination and 96% developed neutralising antibodies to a wild-type Dengue 2 virus;

>	the seroconversion rate was similar at both dose levels tested; and

>	prior immunity to yellow fever did not inhibit response to ChimeriVax-DEN2.

There are four immunologically related dengue virus serotypes, each of which needs to be represented in an effective vaccine. Acambis has successfully constructed vaccines against all four dengue virus serotypes and tested the immunogenicity, safety and efficacy of the tetravalent (four-component) vaccine in pre-clinical models. A Phase I trial of the tetravalent vaccine, ChimeriVax-Dengue, is planned for the first half of 2003.

Dr John Brown, Chief Executive Officer of Acambis, said:

“Dengue fever is a major problem across the world, with an estimated 50 million cases every year. Development of an effective vaccine to prevent dengue fever is critical for the two-fifths of the world’s population who are at risk from infection and these positive trial results represent a significant step along the road to achieving that goal.”

The ChimeriVax-Dengue project is funded by Acambis’ partner, Aventis Pasteur, who holds worldwide rights to sales of the vaccine.

A spokesperson for Aventis Pasteur commented:

“From our Aventis Pasteur partnership perspective, these results further illustrate the attractiveness of the ChimeriVax technology for vaccine development. Aventis Pasteur is encouraged to press ahead with trials of the tetravalent ChimeriVax-Dengue.”

-ends-

Enquiries:

Acambis plc
Dr John Brown, Chief Executive Officer	Tel: +44 (0) 1223 275 300
Lyndsay Wright, Director of Communications
Gordon Cameron, Chief Financial Officer and President, Acambis Inc.	Tel: +1 (617) 494 1339

Financial Dynamics
David Yates/Fiona Noblet	Tel: +44 (0) 20 7831 3113

Notes to editors:

Acambis

Acambis is a biopharmaceutical company discovering, developing and manufacturing vaccines to prevent and treat infectious diseases. It has operations in Cambridge, UK, and in Cambridge, Massachusetts, US. It has a broad portfolio of vaccine product candidates undergoing clinical trials and technology platforms that provide the basis for further vaccine product candidates.

Dengue fever

Found in most tropical and subtropical areas of the world, dengue fever is a disease caused by infection with a virus transmitted to humans by infected mosquitoes. According to the World Health Organization (“WHO”), the global prevalence of dengue has grown dramatically in recent decades and is now endemic in more than 100 countries in Africa, the Americas, the eastern Mediterranean, south-east Asia and the western Pacific. This puts two-fifths of the world’s population at risk from dengue. The WHO estimates that there are approximately 50 million dengue infections each year and 500,000 cases of the more severe form of the disease, dengue haemorrhagic fever.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials and other product development and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the most recently ended fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

This, and other news releases relating to Acambis, can be found on the Company’s website at www.acambis.com

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company Acambis plc

2)	Name of director Dr John Brown

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest
As above

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) As above

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Grant of options under “The Acambis 1995 Savings-Related Share Option Scheme"

7)	Number of shares/amount of stock acquired N/A

8)	Percentage of issued class N/A

9)	Number of shares/amount of stock disposed N/A

10)	Percentage of issued class N/A

11)	Class of security N/A

12)	Price per share N/A

13)	Date of transaction N/A

14)	Date company informed N/A

15)	Total holding following this notification N/A

16)	Total percentage holding of issued class following this notification N/A

If a director has been granted options by the company please complete the following boxes

17)	Date of grant 15 October 2002 (contract effective date 1 December 2002)

18)	Period during which or date on which exercisable 1 December 2005 – 1 June 2006

19)	Total amount paid (if any) for grant of the option Nil

20)	Description of shares or debentures involved: class, number 5,250 ordinary shares of 10p each

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 180p per share

22)	Total number of shares or debentures over which options held following this notification 1,350,824 ordinary shares of 10p each

23)	Any additional information N/A

24)	Name of contact and telephone number for queries Lyndsay Wright 01223 275300

25)	Name company official responsible for making this notification Lyndsay Wright, Director of Communications

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company Acambis plc

2)	Name of director Gordon Cameron

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest
As above

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) As above

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Grant of options under “The Acambis 1995 Savings-Related Share Option Scheme"

7)	Number of shares/amount of stock acquired N/A

8)	Percentage of issued class N/A

9)	Number of shares/amount of stock disposed N/A

10)	Percentage of issued class N/A

11)	Class of security N/A

12)	Price per share N/A

13)	Date of transaction N/A

14)	Date company informed N/A

15)	Total holding following this notification N/A

16)	Total percentage holding of issued class following this notification N/A

If a director has been granted options by the company please complete the following boxes

17)	Date of grant 15 October 2002 (contract effective date 1 December 2002)

18)	Period during which or date on which exercisable 1 December 2005 – 1 June 2006

19)	Total amount paid (if any) for grant of the option Nil

20)	Description of shares or debentures involved: class, number 5,250 ordinary shares of 10p each

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 180p per share

22)	Total number of shares or debentures over which options held following this notification 804,174 ordinary shares of 10p each

23)	Any additional information N/A

24)	Name of contact and telephone number for queries Lyndsay Wright 01223 275300

25)	Name company official responsible for making this notification Lyndsay Wright, Director of Communications

Increase in Directors’ Shareholdings

Cambridge, UK – 3 December 2002 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces today that two Directors have increased their shareholdings in Acambis following the exercise of share options granted under the Acambis 1995 Savings-Related Share Option Scheme.

Dr John Brown, Chief Executive Officer, exercised options over a total of 30,273 shares at 32p per share. Following this transaction, Dr Brown’s shareholding in Acambis has increased from 274,972 to 305,245 shares representing approximately 0.31% of Acambis’ issued ordinary share capital.

Gordon Cameron, Chief Financial Officer and President of Acambis Inc., exercised options over a total of 30,273 shares at 32p per share. Following this transaction, Mr Cameron’s shareholding in Acambis has increased from 163,849 to 194,122 shares representing approximately 0.20% of Acambis’ issued ordinary share capital. Of these 194,122 shares, 133,711 are held by the Trustees of Acambis Employees’ Trust on behalf of Mr Cameron.

-ends-

Enquiries:

Acambis plc
Lyndsay Wright, Director of Communications	Tel: +44 (0) 1223 275 300
Gordon Cameron, Chief Financial Officer and	Tel: +1 (617) 494 1339
President of Acambis Inc.

Notes to editors:
Acambis is a biopharmaceutical company discovering, developing and manufacturing vaccines to prevent and treat infectious diseases. It has operations in Cambridge, UK, and in Cambridge and Canton, Massachusetts, US. It has a broad portfolio of vaccine product candidates undergoing clinical trials and technology platforms that provide the basis for further vaccine product candidates.

This, and other news releases relating to Acambis, can be found on the Company’s website at www.acambis.com

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials and other product development and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the most recently ended fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 December 2002	ACAMBIS PLC

	By:	/s/ Lyndsay Wright

Name: Lyndsay Wright Title: Director of Communications